KAT GOLD HOLDINGS, INC.

1149 Topsail Rd.

Mount Pearl, Newfoundland

A1N 5G2, CANADA

November 30, 2012

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, NE

Washington, D.C. 20549

Attn:

Larry Spirgel

Assistant Director

Re:

Kat Gold Holdings, Corp.

Amendment No. 1 to Form 10-K for Fiscal Year Ended December 31, 2011

Filed November 21, 2012

File No. 000-53450

Dear Mr. Spirgel:

Kat Gold Holdings, Corp. (the “Company”) hereby submits its response to a comment raised by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its letter dated November 29, 2012 (the “Comment Letter”) relating to the Amendment No. 1 to Form 10-K referenced above.  The Company’s responses are numbered to correspond to the Staff’s comments and are filed in conjunction with Amendment No. 2 to the Form 10-K (the “Amended 10-K).

Form 10-K/A for Fiscal Year Ended December 31, 2011

Financial Statements

Comment No. 1. We note the revised report from your independent auditor filed within Amendment No. 1 to your Form 10-K. Please further amend your Form 10-K to include the financial statements for which the audit report makes reference along with the revised audit report.

Response No. 1.  The Company has included the requisite financial statements in the Amended 10-K.

An Amendment No. 7 to the Form S-1 will be filed promptly following the Amended 10-K, which Amendment No. 7 will contain a revised auditor’s consent.

The Company hereby acknowledges that:

•

Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the Commission from taking any action with respect to the filing;

•

The Company is responsible for the adequacy and accuracy of the disclosure in the filing; and

•

The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any questions regarding the foregoing, please do not hesitate to contact the undersigned at (709) 368-1024 or our counsel Henry Nisser at (212) 930-9700.

Very truly yours, /s/ Kenneth Stead